VENTURA ASSETS LIMITED
                              2241 Flintridge Drive
                           Glendale, California 91206
                            Telephone: (818) 424-0219


October 6, 2008


United States Securities and Exchange Commission
Washington, D.C. 20549

Att. Matthew Crispino


Dear Mr. Crispino:

         Re: Ventura Assets Limited
         Registration Statement on Form S-1 / Amendment No.2
         File No. 333-152976

We are hereby requesting acceleration of effectiveness of the above referenced S-1 Registration Statement, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 4:00 P.M. EST on Thursday, October 9, 2008 or as soon as thereafter practicable.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, the registrant acknowledges that:

     o the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Registrant may not assert the Commission's action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information to grant effectiveness, please advise.

Please notify the undersigned upon effectiveness of the Registration at 818-424-0219.

Thank you for your assistance.


Sincerely,

/s/ Hasmik Yaghobyan
--------------------
Hasmik Yaghobyan
Director, Chief Financial Officer, Treasurer, and Secretary